ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 1, 2013	Renee E. Laws
(617) 235-4975
renee.laws@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 57 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 31, 2012 relating to Managers Frontier Small Cap Growth Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectus

1. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please provide the Staff with the Fund’s completed expense table prior to filing the next Post-Effective Amendment to the Registration Statement.

Response: As requested, the Trust provided the Staff with the Fund’s completed expense table via email on February 28, 2013 prior to filing the next Post-Effective Amendment to the Registration Statement.

2. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please explain why it is appropriate for the Fund to consider a company to be a small-capitalization company if, at the time of purchase, its market capitalization is within the range of capitalizations of companies in the Russell 2500 Index, given that the Russell 2500 Index is generally considered to be a small- to mid-cap index. Please also explain why it is appropriate for the Fund to consider a company to be a small-capitalization company if, at the time of purchase, its market capitalization is within the range of capitalizations of companies in the Russell 2000 Index, given that the upper limit of the capitalization range of the Russell 2000 Index has increased since the last reconstitution of the index. In addition, please clarify how the Fund will look to the capitalization ranges of the Russell 2500 Index and Russell 2000 Index in selecting investments. Finally, if the Fund intends to use the Russell 2500 Index in determining what companies are considered to be small-capitalization companies for purposes of the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in stocks of U.S. small-capitalization companies, please confirm whether the Fund will provide at least 60 days’ notice to shareholders in accordance with Rule 35d-1 under the 1940 Act.

Response: In consideration of the Staff’s comment, the Trust has revised the Fund’s principal investment strategies disclosure, in relevant part, as set forth below. The change has been made in the supplement, filed with the SEC on March 1, 2013 pursuant to Rule 497(c) under the 1933 Act, to the Prospectus dated March 1, 2013 (the “Supplement”).

Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in stocks of U.S. small-capitalization companies. Frontier Capital Management Co., LLC, the Subadvisor of the Fund, generally considers a company to be a small-capitalization company if, at the time of purchase, its market capitalization is within the range of capitalizations of companies in the Russell 2000® Index, the S&P SmallCap 600 Index, or the Dow Jones U.S. Small Cap Total Stock Market Index. As of May 31, 2012, the date of the latest reconstitution of the Russell 2000® Index, the range of market capitalizations was $101 million to $2.6 billion. As of December 24, 2012, the date of the last rebalancing of the Dow Jones U.S. Small Cap Total Stock Market Index, the range of market capitalizations was $686 million to $4.85 billion. As of December 26, 2012, the date of the last rebalancing of the S&P SmallCap 600 Index, the range of market capitalizations was $44 million to $3.69 billion. These figures may fluctuate as market conditions change and during periods of increased market volatility. The Fund may retain securities that it already has purchased even if the company drops below or outgrows the capitalization range.

The Trust respectfully submits that companies having a market capitalization within the range of capitalizations of companies in the Russell 2000® Index, the S&P SmallCap 600 Index, or the Dow Jones U.S. Small Cap Total Stock Market Index at the time of purchase is consistent with investor expectations of the term “small-cap.” The Trust notes that it is consistent with wide-spread industry practice to define small-cap securities by reference to a broad-based securities market index that focuses on the small cap sector, such as the Russell 2000® Index, the S&P SmallCap 600 Index or the Dow Jones U.S. Small Cap Total Stock Market Index.

3. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please consider shortening footnote 2 regarding the Fund’s contractual expense limitation by moving some of the disclosure to another part of the Prospectus, after the risk/return summary.

Response: The requested change has been made in the Supplement.

4. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider including additional detail regarding the Fund’s stock selection process, particularly in light of the fact that the Fund has “growth” in its name.

Response: The requested change has been made in the Supplement.

5. Comment: Please consider whether there are any risks specific to over-the-counter stocks that should be described under “Summary of the Fund – Principal Risks,” in addition to the risks currently described in that section, given that the Fund may invest in over-the-counter stocks.

Response: The Trust respectfully submits that its current disclosure under “Liquidity Risk” and “Small-Capitalization Stock Risk” appropriately describes the risks associated with over-the-counter stocks and, therefore, does not believe that any additional disclosure is required.

6. Comment: Under “Summary of the Fund – Performance,” in the “Average Annual Total Returns” table, please consider showing the returns of the comparative index either preceding or following the returns of all of the Fund’s share classes, rather than interspersed with the returns of the classes.

Response: The requested change has been made in the Supplement.

7. Comment: Given that the Fund is currently closed to new investors, as described under “Additional Information About the Funds – Other Important Information About the Funds and Their Investment Strategies and Risks – Managers Frontier Small Cap Growth Fund Closure,” please explain supplementally why the Prospectus discloses initial investment minimums for the Fund and what type of investors, if any, are contemplated by the statement that “Fund management may, in its discretion, permit new accounts in the Fund to be opened by certain investors.”

Response: As stated in the Prospectus, a defined contribution plan or asset allocation program that had accounts or client assets invested in the Fund as of the close of business on June 30, 2011, regardless of whether such plan or program is acting on a discretionary or non-discretionary basis, may continue to purchase shares of the Fund for those accounts and may open new Fund accounts for existing or new clients. In addition, although Fund management has no current intention to make Fund shares available to the public generally, Fund management may permit new accounts in the Fund to be opened in its discretion by certain persons, including but not limited to current or retired officers and Trustees of the Trust and other funds of the Managers Family of Funds, as well as their family members; current or retired officers, directors, and employees of Affiliated Managers Group, Inc. (“AMG”) and certain participating affiliated companies of AMG; the immediate family members of any such officer, director, or employee (including parents, grandparents, spouses, children, grandchildren, siblings, fathers/mothers-in-law, sisters/brothers-in-law, daughters/sons-in-law, nieces, nephews, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons.

Statement of Additional Information

8. Comment: Please confirm supplementally that the Fund segregates an appropriate amount of assets to cover its obligations in connection with total return swaps.

Response: The Trust evaluates the Fund’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust understands that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.

9. Comment: Under “Trustees and Officers,” please provide disclosure regarding the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the person should serve as a trustee for the Fund.

Response: The Trust notes that the relevant information is included in the “Experience, Qualifications, Attributes, Skills For Board Membership” columns of the “Independent Trustees” and “Interested Trustee” tables under “Trustees and Officers.” The Trust respectfully submits that this disclosure satisfies the requirements of Item 17(b)(10) of Form N-1A.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Michael Ponder, Esq.
Gregory C. Davis, Esq.
Rajib Chanda, Esq.